Sun Life Financial Reports Fourth Quarter and Full Year 2015 Results

TORONTO - (February 10, 2016) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF)

The information contained in this document concerning the fourth quarter of 2015 is based on the audited annual and unaudited interim financial results of Sun Life Financial Inc. ("SLF Inc.") for the period ended December 31, 2015. SLF Inc. and its subsidiaries are collectively referred to as "the Company", "Sun Life Financial", "we", "our", and "us", and also includes, where applicable, our joint ventures and associates. Unless otherwise noted, all amounts are in Canadian dollars.

Fourth Quarter 2015 Financial Highlights

- Operating net income[1] of $598 million or $0.98 per share[1], compared to $511 million or $0.83 per share in the fourth quarter of 2014. Reported net income of $536 million or $0.87 per share, compared to $502 million or $0.81 per share in the same period last year
  - Underlying net income[1] of $646 million or $1.05 per share[1] in the fourth quarter of 2015, compared to $360 million or $0.59 per share in the fourth quarter of 2014
- Operating return on equity[1] ("ROE") of 12.7% and underlying ROE[1] of 13.8% in the fourth quarter of 2015, compared to operating ROE and underlying ROE of 12.6% and 8.8% in the same period last year, respectively
- Quarterly dividend declared of $0.39 per share
- Minimum Continuing Capital and Surplus Requirements ratio for Sun Life Assurance Company of Canada of 240%
- Global assets under management ("AUM") of $891 billion

2015 Annual Financial Highlights

- Operating net income of $2,253 million or $3.68 per share, compared to $1,920 million or $3.13 per share in 2014. Reported net income of $2,185 million or $3.55 per share, compared to $1,762 million or $2.86 per share in 2014
  - Underlying net income of $2,305 million or $3.76 per share in 2015, compared to $1,816 million or $2.96 per share in 2014
- Operating ROE of 12.6% and underlying ROE of 12.8% in 2015, compared to operating ROE and underlying ROE of 12.2% and 11.6% in 2014, respectively
- Dividends declared in the year of $1.51 per share

"Our strong fourth quarter capped off a successful year of growth and momentum for Sun Life," said Dean Connor, President and Chief Executive Officer, Sun Life Financial. "In 2015, we achieved underlying net income of $2.3 billion, surpassing our 2015 financial objective of $1.85 billion and ended the year with assets under management of $891 billion. We increased our quarterly common share dividend by 8% while maintaining a strong capital position. We also announced six transactions, committing $2.4 billion in capital in building our asset management businesses, adding capabilities and scale in our U.S operations and strengthening our presence in Asia."

"The benefits of Sun Life's four pillar strategy, diversified business mix, and de-risking actions were evident in 2015. The drop in commodity prices, the TSX decline and lower interest rates created headwinds for SLF Canada. However, the resulting devaluation of the Canadian dollar increased income generated from our business outside of Canada, which also benefited from relatively stronger economic growth," said Dean Connor.

"In 2015, our clients received approximately $14 billion in claims and benefits payments. Our clients need us now more than ever, and we will continue to find new and innovative ways to provide them with the right products and solutions to achieve lifetime financial security."

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[1] Operating net income (loss), operating earnings (loss) per share, operating ROE, underlying net income (loss), underlying earnings (loss) per share, and underlying ROE are not based on International Financial Reporting Standards. All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

"Our Canadian operations executed well. We grew our Wealth business with the successful launch of our new segregated fund, Sun Life Guaranteed Investment Funds, and grew SLGI mutual fund sales by 28%," Connor said. "We ended the year with over 4,100 people in our Career Sales Force. Both Group Benefits and Group Retirement Services extended their #1 positions in the Canadian market through continuing innovation, strong client services and strong sales."

"In the U.S., we made excellent progress this year in improving the profitability of our group life and disability business, and we continue to be a leader in medical stop-loss insurance where we reported a 12% increase in business in-force year over year," said Connor. "Our acquisition of Assurant, Inc.'s U.S. Employee Benefits business is expected to close by the end of the first quarter of 2016, and this will add both scale and new capabilities to drive growth in our U.S. pillar."

"MFS maintained its focus on client service and continued its strong investment performance," said Connor. "MFS ended the year with assets under management of US$413 billion and maintained margins of 40% for the year. We expanded our asset management pillar by acquiring Bentall Kennedy, Prime Advisors and Ryan Labs in 2015, which together with Sun Life Investment Management Inc., generated net sales of $1.5 billion in the year."

"SLF Asia had a strong year, finishing with underlying net income of $252 million and increased insurance and wealth sales for 2015," said Connor. "We also announced agreements to increase our joint venture ownership in PVI Sun Life in Vietnam and Birla Sun Life Insurance in India, in line with our Asia strategy."

Reported net income was $536 million in the fourth quarter of 2015, compared to reported net income of $502 million in the fourth quarter of 2014. The following table sets out our operating net income and underlying net income for the fourth quarter of 2015 and 2014.

($ millions, after-tax)	Q4'15	Q4'14
Operating net income	**598**	511
Market related impacts	**(36)**	(21)
Assumption changes and management actions	**(12)**	172
Underlying net income	**646**	360

The Board of Directors of SLF Inc. today declared a quarterly shareholder dividend of $0.39 per common share.

Operational Highlights
Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Fourth Quarter Highlights
Leader in financial protection and wealth solutions in our Canadian home market
Sales in our Canadian business units continued to grow in the final quarter of 2015. In Individual Insurance & Wealth, wealth sales grew by 13% over the same quarter in 2014 driven by Sun Life Global Investments (Canada) Inc. ("SLGI") mutual fund sales. Our new segregated fund product, Sun Life Guaranteed Investment Funds, produced sales of $125 million in the fourth quarter leading to a 57% increase in segregated fund sales over the same period in the prior year. Insurance sales grew by 14% compared to the fourth quarter of 2014, largely driven by participating insurance and term and personal health insurance.

SLGI reported retail sales of $383 million, up from $204 million in the same period of the prior year. In addition, SLGI received the Morningstar Award for "Best Pooled Fund of Fund Series" for the Granite Target Date Series funds.

Group Retirement Services ("GRS") had total sales of $2.2 billion, compared to $3.0 billion in the fourth quarter of 2014 which included a single large retained case. GRS total sales were driven by strong Defined Benefit Solutions ("DBS") sales of $898 million, where we continued to innovate in the defined benefit space with a $530 million annuity transaction. GRS total sales also included pension rollover sales of $687 million in the fourth quarter of 2015, up from $481 million in the fourth quarter of 2014.

Our Group Benefits ("GB") business had sales of $78 million in the fourth quarter, compared to $209 million in the prior year due to a significant large case win in the fourth quarter of 2014. As a result of overall growth in net sales, business in-force of $9.1 billion was up 6% in the year compared to 2014.

Premier global asset manager, anchored by MFS

MFS Investment Management ("MFS") had AUM of US$413 billion as at December 31, 2015, compared to US$404 billion as at September 30, 2015. Gross sales were US$16.5 billion in the fourth quarter of 2015 while net outflows were US$4.7 billion, primarily due to institutional client net outflows.

MFS's long-term retail fund performance remained strong with 75%, 87% and 97% of MFS's mutual fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively, as of December 31, 2015.

Sun Life Investment Management ("SLIM") completed its first full quarter following the completion of the acquisitions made in 2015 with net sales of $454 million and AUM of $58 billion.

Leader in U.S. group benefits and International high net worth solutions

On September 9, 2015, we entered into an agreement for the purchase of Assurant, Inc.'s U.S. Employee Benefits business ("Assurant EB"). The transaction is expected to close by the end of the first quarter of 2016, subject to regulatory approvals and customary closing conditions.

In U.S. Group Benefits, our actions in expense management, claims management and pricing continued to improve the results of our U.S. life and disability business.

In December, we re-focused our International business on the life insurance segment, where there is greater opportunity to achieve stronger growth and profitability and where we will continue to deliver a strong value proposition to our customers. At the same time, the International wealth business was closed to new sales.

Growing Asia through distribution excellence in higher growth markets

In the fourth quarter of 2015, we announced increased investments in our joint ventures in Vietnam and India. On January 7, 2016, we increased our ownership in our Vietnam joint venture, PVI Sun Life Insurance Company Limited ("PVI Sun Life"), from 49% to 75%. In December 2015, we announced an agreement to increase our ownership interest in Birla Sun Life Insurance Company Limited ("BSLI") from 26% to 49%. The BSLI transaction is expected to be completed by the end of the first quarter of 2016, subject to regulatory approvals and customary closing conditions.

In SLF Asia, we had individual insurance sales of $147 million in the fourth quarter of 2015 which reflected growth in Hong Kong, Indonesia, India and Malaysia over the fourth quarter of 2014, offset by lower sales in the Philippines which had exceptional sales in the fourth quarter of 2014. Overall, wealth sales slowed during the quarter across the region, reflecting uncertain market conditions.

Sun Life of Canada (Philippines), Inc. was awarded the "2015 Life Insurance Company of the Year Award" in the Asia Insurance Industry Awards. Through this award, we see recognition of our customer focus and progress on our Most Respected Agency initiative, an important strategy supporting our Asia growth pillar.

Annual Highlights

Leader in financial protection and wealth solutions in our Canadian home market

- During 2015, we continued to build our wealth businesses. GRS continued to be ranked #1 in market share[1], with a very strong year in defined contribution sales. In addition, Defined Benefit Solutions ("DBS") achieved sales of $6.6 billion driven by a $5 billion ground-breaking large case longevity insurance agreement and an innovative annuity transaction of $530 million. Client Solutions pension rollover sales were also strong at $2.2 billion, increasing by 40% from 2014. In the individual wealth market, we launched our new segregated fund product, Sun Life Guaranteed Investment Funds, with sales of $259 million for the year. SLGI completed its fifth full year of operation, and continued to offer top performing funds, with 15 of the 17 mutual funds with five-year performance records exceeding the peer median[2].

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[1] As measured by Benefits Canada magazine's *2015 CAP Suppliers Report*, based on June 30, 2015 assets under administration, and released in December 2015.
[2] Morningstar performance statistics as at December 31, 2015.

- Individual Insurance & Wealth retained its first place position in the fixed annuities and critical illness markets at 30.6% and 30.5%, respectively[1]. Sales of insurance products grew 16% year-over-year while wealth sales were up 13%, driven by the Career Sales Force, which increased for the eighth consecutive year, and strong third-party channel sales activity.
- GB maintained its leadership position as the top group life and health benefits provider in Canada for the sixth consecutive year, based on overall revenue[2].
- Client Solutions, supporting all of our businesses, announced the development of Digital Benefits Assistant, an innovative technology-based capability that will proactively engage group plan members, deliver personalized and relevant interactions across multiple channels, and further support plan members in their goal of well-being and financial security.
- During 2015, we made enhancements to our Group Plan member mobile app, including the launch of an Android app, to complement our iPhone app, and claims submission capabilities that leverage smartphone image capture. These investments have contributed to a 60% year-over-year increase in our app user traffic.
- SLF Canada achieved platinum certification from Excellence Canada, the highest certification level, recognizing Canada's best run corporations across six categories: leadership, strategy, customer experience, people engagement, process management and partners.
- For the seventh year in a row, Canadians have voted Sun Life Financial as the "Most Trusted Life Insurance Company", part of the *Reader's Digest's Trusted Brand*™ awards program.

Premier global asset manager, anchored by MFS

- In 2015, we completed the acquisitions of the Bentall Kennedy group of companies ("Bentall Kennedy"), Prime Advisors, Inc. ("Prime Advisors"), and Ryan Labs Asset Management Inc. ("Ryan Labs"). These acquisitions build out our strategy to expand our capabilities in customized fixed income solutions and alternative asset classes in SLIM, now part of our asset management pillar.
- SLF Asset Management's AUM were $630 billion as at December 31, 2015 compared to $501 billion as at December 31, 2014, which reflects our acquisitions in SLIM and currency impacts from the weakening Canadian dollar, partially offset by outflows in MFS and market depreciation.
- MFS's gross sales were US$75.8 billion and net outflows were US$15.7 billion in 2015.
- SLIM's net sales were $1.5 billion and AUM were $58 billion as at December 31, 2015.

Leader in U.S. group benefits and International high net worth solutions

- On September 9, 2015, we entered into an agreement to acquire Assurant, Inc.'s U.S. Employee Benefits business. The acquisition will increase scale in our life and disability business, add a leading dental business with the second largest dental provider network in the U.S., and accelerate the development of our worksite voluntary business. The acquisition also includes Disability Reinsurance Management Services, a business that provides turnkey disability management capabilities to third-party carriers. The transaction is expected to close by the end of the first quarter of 2016, subject to regulatory approvals and customary closing conditions.
- In U.S. Group Benefits, the expense, claims management and pricing actions initiated in 2014 and continued throughout 2015 improved the profitability of our U.S. life and disability business. Our U.S. medical stop-loss business continued to generate strong, profitable growth in 2015, reflecting increased sales and business in-force, and strong margins. Stop-loss results benefited from our strong leadership position, enhanced underwriting tools and expanded distribution.
- We continued to invest in our U.S. Group Benefits business in 2015, adding new capabilities to serve larger customers, complementing our strength in the small and middle market segments. We also increased our presence on private exchanges, and now participate on nine exchanges.
- In International, we re-focused the business on the life insurance segment, where there is greater opportunity to achieve growth and profitability and where we will continue to deliver a strong value proposition to our customers that aligns strategically to our core competencies. At the same time, the International wealth business was closed to new sales in December 2015.

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[1] LIMRA, for the nine months ended September 30, 2015.
[2] Fraser Group, most recently published *2015 Group Universe Report*, based on revenue for the year ended December 31, 2014.

Growing Asia through distribution excellence in higher growth markets

•   We are strengthening our presence in Asia through agreements to increase our joint venture ownership in PVI Sun Life in Vietnam, which was completed on January 7, 2016, and BSLI in India, which is expected to close by the end of the first quarter of 2016, to 75% and 49%, respectively.
•   We celebrated 120 years of business as a leading life insurance company in the Philippines. According to figures released by the country's Insurance Commission, our Philippines operation has the leadership position among all life insurers in the Philippines based on premium income[1].
•   In SLF Asia, sales from both individual insurance and wealth have increased compared to 2014.

Recognition

•   For the seventh consecutive year, SLF Inc. has been named among the 2015 Global 100 Most Sustainable Corporations in the World (the "Global 100"), announced during the World Economic Forum in Davos, Switzerland. We are one of nine Canadian companies across all sectors, and the top-ranked North American insurance company to make the Global 100.
•   Sun Life Financial was one of twelve Canadian companies selected for the new Standard & Poor's Long Term Value Creation Global Index. The new index, launched in January 2016, is comprised of approximately 250 stocks that have the potential to create long-term value based on sustainability criteria and financial quality.
•   *The Globe and Mail*'s Board Games ranked Sun Life Financial #1 with a score of 99 out of a possible 100 points in the 2015 annual rating of governance practices of Canadian Boards of Directors compiled by the Report on Business.

How We Report Our Results

We manage our operations and report our financial results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial United States ("SLF U.S."), Sun Life Financial Asset Management ("SLF Asset Management", previously reported as MFS), Sun Life Financial Asia ("SLF Asia"), and Corporate. Information concerning these segments is included in our annual consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements"), which are prepared using International Financial Reporting Standards ("IFRS").

In the third quarter of 2015, we renamed our MFS segment to SLF Asset Management to reflect our acquisitions of Ryan Labs Asset Management Inc. ("Ryan Labs"), Prime Advisors, Inc. ("Prime Advisors"), and the Bentall Kennedy group of companies ("Bentall Kennedy") in 2015. SLF Asset Management includes the operations of MFS, our global asset management firm, and the operations of Sun Life Investment Management ("SLIM"), our institutional investment management business. The acquisitions of Ryan Labs, Prime Advisors and Bentall Kennedy are included in SLIM.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in our annual and interim management's discussion and analysis ("MD&A") and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

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[1]   Based on figures released in 2015 by the Insurance Commission in the Philippines based on premium income in 2014.

Operating net income (loss) and financial measures based on operating net income (loss), including operating earnings per share ("EPS") or operating loss per share, and operating return on equity ("ROE"), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of the following amounts that are not operational or ongoing in nature to assist investors in understanding our business performance: (i) certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on MFS's share-based payment awards; (iii) acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions, previously reported as restructuring and other related costs[1]); (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. In 2013, operating net income also excluded impacts related to the sale of our U.S. Annuity Business[2], consisting of the loss on sale, related assumption changes and management actions, and related restructuring costs. Operating EPS also excludes the dilutive impact of convertible instruments.

Underlying net income (loss) and financial measures based on underlying net income (loss), consisting of underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the impact of the following items that create volatility in our results under IFRS, and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income, and when removed assist in explaining our results from period to period. Market related impacts include: (i) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the impact of changes in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% growth per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q4 2015 vs. Q4 2014 and 2015 vs. 2014 in the Financial Summary section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact on our liabilities for insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible instruments.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management ("AUM"), assets under administration, and effective income tax rate on an operating net income basis.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional Information

Additional information about SLF Inc. can be found in our Annual Consolidated Financial Statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&As and interim consolidated financial statements and accompanying notes are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

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[1] Beginning in the third quarter of 2015, we renamed the operating adjustment Acquisition, integration and restructuring costs from Restructuring and other related costs to accommodate acquisition and integration adjustments arising from our 2015 activities.
[2] Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our "U.S. Annuity Business"). For additional information, refer to our 2014 Annual Consolidated Financial Statements and 2013 annual MD&A.

Financial Summary

($ millions, unless otherwise noted)	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14	2015	2014
		Quarterly results				Full year	
Net income (loss)							
Operating net income (loss)[1]	**598**	478	731	446	511	**2,253**	1,920
Reported net income (loss)	**536**	482	726	441	502	**2,185**	1,762
Underlying net income (loss)[1]	**646**	528	615	516	360	**2,305**	1,816
Diluted EPS ($)							
Operating EPS (diluted)[1]	**0.98**	0.78	1.19	0.73	0.83	**3.68**	3.13
Reported EPS (diluted)	**0.87**	0.79	1.18	0.72	0.81	**3.55**	2.86
Underlying EPS (diluted)[1]	**1.05**	0.86	1.00	0.84	0.59	**3.76**	2.96
Reported basic EPS ($)	**0.88**	0.79	1.19	0.72	0.82	**3.57**	2.88
Avg. common shares outstanding (millions)	**612**	611	612	613	613	**612**	611
Closing common shares outstanding (millions)	**612.3**	611.2	610.6	611.2	613.1	**612.3**	613.1
Dividends per common share ($)	**0.39**	0.38	0.38	0.36	0.36	**1.51**	1.44
MCCSR ratio[2]	**240%**	229%	223%	216%	217%	**240%**	217%
Return on equity (%)							
Operating ROE[1]	**12.7%**	10.5%	16.5%	10.4%	12.6%	**12.6%**	12.2%
Underlying ROE[1]	**13.8%**	11.6%	13.9%	12.1%	8.8%	**12.8%**	11.6%
Premiums and deposits							
Net premium revenue	**3,551**	2,114	2,523	2,207	2,701	**10,395**	9,996
Segregated fund deposits	**2,523**	2,626	4,487	2,411	2,155	**12,047**	9,249
Mutual fund sales[1]	**17,598**	16,902	19,927	22,124	17,071	**76,551**	66,619
Managed fund sales[1]	**8,327**	7,507	7,002	8,243	7,988	**31,079**	29,868
ASO premium and deposit equivalents[1]	**1,770**	1,758	1,781	1,769	1,855	**7,078**	6,748
Total premiums and deposits[1]	**33,769**	30,907	35,720	36,754	31,770	**137,150**	122,480
Assets under management							
General fund assets	**155,413**	151,654	145,472	148,725	139,419	**155,413**	139,419
Segregated funds	**91,440**	88,248	90,500	89,667	83,938	**91,440**	83,938
Mutual funds, managed funds and other AUM[1]	**644,479**	606,256	572,110	574,166	511,085	**644,479**	511,085
Total AUM[1]	**891,332**	846,158	808,082	812,558	734,442	**891,332**	734,442
Capital							
Subordinated debt and innovative capital instruments[3]	**3,189**	3,389	2,879	2,881	2,865	**3,189**	2,865
Participating policyholders' equity	**168**	164	139	142	141	**168**	141
Total shareholders' equity	**21,250**	20,609	19,997	19,761	18,731	**21,250**	18,731
Total capital	**24,607**	24,162	23,015	22,784	21,737	**24,607**	21,737

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[2] Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").
[3] Innovative capital instruments consist of Sun Life ExchangEable Capital Securities and qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and interim Consolidated Financial Statements. For additional information, see Capital and Liquidity Management – Capital in our 2015 annual MD&A.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

Q4 2015 vs. Q4 2014

Our reported net income was $536 million in the fourth quarter of 2015, compared to $502 million in the fourth quarter of 2014. Operating net income was $598 million for the quarter ended December 31, 2015, compared to $511 million for the same period in the prior year. Underlying net income was $646 million in the fourth quarter of 2015, compared to $360 million in the fourth quarter of 2014.

Operating ROE and underlying ROE in the fourth quarter of 2015 were 12.7% and 13.8%, respectively, compared to 12.6% and 8.8% in the fourth quarter of 2014, respectively.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the fourth quarter of 2015 and 2014.

	Quarterly results	
($ millions, after-tax)	**Q4'15**	Q4'14
Reported net income	**536**	502
Certain hedges that do not qualify for hedge accounting in SLF Canada	**10**	(6)
Fair value adjustments on MFS's share-based payment awards	**(6)**	1
Acquisition, integration and restructuring costs[1]	**(66)**	(4)
Operating net income[2]	**598**	511
Equity market impact		
Impact from equity market changes	**(1)**	(8)
Basis risk impact	**(3)**	(1)
Equity market impact[3]	**(4)**	(9)
Interest rate impact		
Impact from interest rate changes	**(16)**	(53)
Impact of credit spread movements	**(10)**	19
Impact of swap spread movements	**(9)**	13
Interest rate impact[4]	**(35)**	(21)
Increases (decreases) from changes in the fair value of real estate	**3**	9
Market related impacts	**(36)**	(21)
Assumption changes and management actions	**(12)**	172
Underlying net income[2]	**646**	360
Impact of other notable items on our net income:		
Experience related items[5]		
Impact of investment activity on insurance contract liabilities	**73**	35
Mortality	**7**	(22)
Morbidity	**12**	(42)
Credit	**18**	5
Lapse and other policyholder behaviour	**(4)**	(19)
Expenses	**(44)**	(58)
Other	**23**	(14)

[1] In the fourth quarter of 2015, Acquisition, integration and restructuring costs consisted of $63 million related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of $41 million to reflect assumption updates including the expense strengthening associated with closing the business, and $3 million related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs and our pending acquisition of Assurant EB. In the fourth quarter of 2014, restructuring costs consisted of transition costs of $4 million related to the sale of our U.S. Annuity Business.

[2] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

[3] Equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

[4] Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.

[5] Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income for the fourth quarter of 2015 and 2014 included items that we believe are not operational or ongoing in nature and which are, therefore, excluded in our calculation of operating net income. Operating net income for the fourth quarter of 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on MFS's share-based payment awards, and acquisition, integration and restructuring costs. The net impact of these items reduced reported net income by $62 million in the fourth quarter of 2015, compared to a reduction of $9 million in the fourth quarter of 2014. In addition, our operating net income in the fourth quarter of 2015 increased by $63 million as a result of the favourable impact of the weakening Canadian dollar relative to the average exchange rates in the fourth quarter of 2014.

Our underlying net income for the fourth quarter of 2015 and 2014 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $48 million in the fourth quarter of 2015, compared to an increase of $151 million in the fourth quarter of 2014.

Net income in the fourth quarter of 2015 also reflected favourable impact from investment activity on insurance contract liabilities largely in SLF Canada and SLF U.S., positive credit and morbidity and mortality experience, and other experience items including a change to post-retirement benefit liabilities in SLF U.S. This was partially offset by unfavourable expense experience including investment in growing our businesses.

Net income in the fourth quarter of 2014 also reflected unfavourable impacts of mortality and morbidity, lapse and other policyholder behaviour and expense experience, mainly compensation-related and other seasonal costs, partially offset by gains from investing activity on insurance contract liabilities.

2015 vs. 2014
Our reported net income was $2,185 million for 2015, compared to $1,762 million in 2014. Operating net income was $2,253 million for 2015, compared to $1,920 million in 2014. Underlying net income was $2,305 million, compared to $1,816 million in 2014.

Operating ROE and underlying ROE for 2015 were 12.6% and 12.8%, respectively, compared to 12.2% and 11.6% in 2014, respectively.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in 2015 and 2014.

($ millions, after-tax)	Full year 2015	2014
Reported net income	**2,185**	1,762
Certain hedges that do not qualify for hedge accounting in SLF Canada	**21**	(7)
Fair value adjustments on MFS's share-based payment awards	**(9)**	(125)
Acquisition, integration and restructuring costs[1]	**(80)**	(26)
Operating net income[2]	**2,253**	1,920
Equity market impact[3]	**(128)**	44
Interest rate impact[4]	**65**	(179)
Increases (decreases) from changes in the fair value of real estate	**20**	12
Market related impacts	**(43)**	(123)
Assumption changes and management actions	**(9)**	227
Underlying net income[2]	**2,305**	1,816
Impact of other notable items on our net income:		
Experience related items[5]		
Impact of investment activity on insurance contract liabilities	**164**	125
Mortality	**29**	(38)
Morbidity	**—**	(80)
Credit	**72**	48
Lapse and other policyholder behaviour	**(14)**	(44)
Expenses	**(86)**	(100)
Other	**2**	8
Other items[6]	**—**	29

[1] In 2015, Acquisition, integration and restructuring costs consisted of $63 million related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of $41 million to reflect assumption updates including the expense strengthening associated with closing the business, and $17 million related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs as well as our pending acquisition of Assurant EB. In 2014, restructuring costs consisted of transition costs of $26 million related to the sale of our U.S. Annuity Business.

[2] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

[3] Equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

[4] Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.

[5] Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

[6] In 2014, Other items included non-recurring tax benefits pertaining to SLF U.K. and MFS.

Our reported net income for 2015 and 2014 included items that we believe are not operational or ongoing in nature and which are, therefore, excluded in our calculation of operating net income. Operating net income for 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on MFS's share-based payment awards, and acquisition, integration and restructuring costs. The net impact of these items reduced reported net income by $68 million in 2015, compared to a reduction of $158 million in 2014. In addition, our operating net income for the year ended December 31, 2015 increased by $200 million as a result of the favourable impact of the weakening Canadian dollar relative to the average exchange rates in 2014.

Our underlying net income for 2015 and 2014 adjusts for market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $52 million in 2015, compared to an increase of $104 million in the same period in 2014.

Net income in 2015 also reflected favourable impact from investment activity on insurance contract liabilities, positive credit and mortality experience, partially offset by unfavourable expense experience including investment in growing our businesses and lapse and other policyholder behaviour.

Net income in 2014 also reflected gains from investment activity on insurance contract liabilities, favourable credit experience and business growth. This was partially offset by unfavourable impacts of mortality and morbidity, lapse and other policyholder behaviour and expense experience.

Annual Goodwill and Intangibles Impairment Testing

The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2015. Impairment charges on intangible assets of $4 million were recognized in 2015. No impairment charges were taken as a result of this testing in 2014.

Acquisitions

Our acquisitions during the fourth quarter of 2015 (and subsequently in 2016 up to February 10, 2016) are as follows:

On January 7, 2016, we increased our ownership interest in our joint venture insurance company in Vietnam, PVI Sun Life Insurance Company Limited, from 49% to 75% by acquiring from PVI Holdings an additional 26% of the charter capital.

On December 2, 2015, we entered into an agreement with Aditya Birla Nuvo Limited ("ABNL"), a part of the Aditya Birla Group, to increase our ownership in Birla Sun Life Insurance Company Limited ("BSLI") from 26% to 49%, the maximum permitted under foreign ownership rules in India, for a consideration of approximately $340 million. This transaction is expected to close by the end of the first quarter of 2016, subject to regulatory approvals and customary closing conditions.

Additional information concerning the acquisitions is provided in Note 3 of our Annual Consolidated Financial Statements and our AIF.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars. The majority of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and income, are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two years.

Exchange Rate	Quarterly					Full year	
	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14	2015	2014
Average							
U.S. Dollar	1.335	1.307	1.229	1.240	1.136	1.278	1.104
U.K. Pounds	2.025	2.025	1.882	1.878	1.797	1.953	1.818
Period end							
U.S. Dollar	1.384	1.331	1.249	1.269	1.162	1.384	1.162
U.K. Pounds	2.040	2.014	1.962	1.880	1.809	2.040	1.809

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis.

During the fourth quarter of 2015, our operating net income increased by $63 million as a result of the favourable impact of the weakening Canadian dollar in the fourth quarter of 2015 relative to the average exchange rates in the fourth quarter of 2014. In addition, during 2015, our operating net income increased by $200 million as a result of the favourable impact of the weakening Canadian dollar in 2015 relative to the average exchange rates in 2014.

Performance by Business Group

SLF Canada

SLF Canada is the Canadian market leader in a number of its businesses, providing products and services to over six million Canadians. Our distribution breadth, strong service culture, technology leadership and brand recognition provide an excellent platform for growth. SLF Canada has three main business units - Individual Insurance & Wealth, Group Benefits ("GB") and Group Retirement Services ("GRS") - which offer a full range of protection, wealth accumulation, and income products and services to employers, group members of company sponsored plans and individuals in their communities across Canada.

($ millions)	Quarterly results					Full year	
	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14	2015	2014
Underlying net income (loss)[1]	269	174	250	201	181	894	823
Market related impacts	(56)	(51)	70	(69)	(54)	(106)	(77)
Assumption changes and management actions	(13)	14	11	3	(4)	15	51
Operating net income (loss)[1]	200	137	331	135	123	803	797
Hedges that do not qualify for hedge accounting	10	(10)	6	15	(6)	21	(7)
Reported net income (loss)	210	127	337	150	117	824	790
Underlying ROE (%)[1]	14.1	9.0	12.8	10.6	9.7	11.6	11.2
Operating ROE (%)[1]	10.5	7.0	17.0	7.1	6.6	10.5	10.8
Operating net income (loss) by business unit[1]							
Individual Insurance & Wealth[1]	78	42	178	38	80	336	384
Group Benefits[1]	86	71	107	54	55	318	290
Group Retirement Services[1]	36	24	46	43	(12)	149	123
Total operating net income (loss)[1]	200	137	331	135	123	803	797

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q4 2015 vs. Q4 2014

SLF Canada's reported net income was $210 million in the fourth quarter of 2015, compared to $117 million in the fourth quarter of 2014. Operating net income was $200 million, compared to $123 million in the fourth quarter of 2014. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2015 and 2014, which is set out in the table above.

Underlying net income in the fourth quarter of 2015 was $269 million, compared to $181 million in the fourth quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the fourth quarter of 2015 was primarily driven by interest rates and equity markets, compared to the unfavourable effect in the fourth quarter of 2014, primarily driven by interest rates.

Net income in the fourth quarter of 2015 also reflected gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth, new business gains in GRS and favourable disability experience in GB, partially offset by expense experience including investment in growing our individual wealth business.

Net income in the fourth quarter of 2014 also reflected gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth and new business gains in GRS, offset by unfavourable mortality and morbidity experience in GB and unfavourable policyholder behaviour in Individual Insurance & Wealth.

In the fourth quarter of 2015, Individual Insurance & Wealth sales were up 14% in insurance and 13% in wealth compared to the same period last year due to strong third-party participating insurance sales, improved SLGI mutual fund sales and sales of our new segregated fund, Sun Life Guaranteed Investment Funds. Sales of SLGI retail mutual funds increased over the fourth quarter of 2014, demonstrating continued strong sales growth and positive momentum.

GB sales declined 63% compared to the fourth quarter of 2014 due primarily to a significant large case sale last year. GRS new sales of $1.3 billion improved $633 million driven by a large $530 million combined annuity buy-in transaction. GRS retained sales in the quarter of $251 million were lower by $1.6 billion due to a single large retained case in the fourth quarter of last year. Pension rollover sales of $687 million in the fourth quarter improved 43% over the fourth quarter of 2014. Assets under administration for GRS ended the quarter at $80.1 billion, an increase of 8% over 2014.

2015 vs. 2014

Reported net income was $824 million in 2015, compared to $790 million in 2014. Operating net income was $803 million in 2015, compared to $797 million in 2014. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2015 and 2014, which is set out in the table above.

Underlying net income was $894 million in 2015, compared to $823 million in 2014. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in 2015 was primarily driven by equity markets and interest rates, compared to an unfavourable effect in 2014 primarily driven by interest rates, partially offset by equity markets.

Net income in 2015 also reflected gains from investing activity on insurance contract liabilities in Individual Insurance & Wealth and new business gains primarily in GRS. These gains were partially offset by expense experience including investment in growing our individual wealth business, and, during the first half of 2015, unfavourable policyholder behaviour in Individual Insurance & Wealth. In our GB line of business, the unfavourable impacts of high cost drug claims, though improving in the second half of 2015, were more than offset by positive disability experience.

Net income in 2014 also reflected new business gains in Individual Insurance & Wealth and GRS and gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth. These gains were partially offset by unfavourable morbidity experience in GB and unfavourable policyholder behaviour in Individual Insurance & Wealth.

SLF U.S.

SLF U.S. has three business units: Group Benefits, International and In-force Management. Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. International serves high net worth clients in international markets, offering individual life insurance products and serving a closed block of wealth products[1]. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

---

[1] The International wealth business was closed to new sales in December 2015.

(US$ millions)	Quarterly results					Full year	
	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14	2015	2014
Underlying net income (loss)[1]	118	73	85	65	9	341	240
Market related impacts	11	(16)	23	8	16	26	(37)
Assumption changes and management actions	(8)	(8)	—	(54)	121	(70)	102
Operating net income (loss)[1]	121	49	108	19	146	297	305
Acquisition, integration and restructuring costs[2]	(46)	—	—	—	—	(46)	—
Reported net income (loss)	75	49	108	19	146	251	305
Underlying ROE (%)[1]	17.4	11.2	12.7	9.7	1.3	12.8	8.9
Operating ROE (%)[1]	17.9	7.5	16.2	2.8	22.0	11.2	11.3
Operating net income (loss) by business unit[1]							
Group Benefits[1]	23	16	22	38	(64)	99	(55)
International[1]	46	67	(1)	2	78	114	161
In-force Management[1]	52	(34)	87	(21)	132	84	199
Total operating net income (loss)[1]	121	49	108	19	146	297	305
(C$ millions)							
Underlying net income (loss)[1]	158	97	105	81	13	441	266
Operating net income (loss)[1]	163	64	134	35	168	396	341
Reported net income (loss)	100	64	134	35	168	333	341

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[2] In 2015, Acquisition, integration and restructuring costs consisted of the impact of US$46 million related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of US$30 million to reflect assumption updates including the expense strengthening associated with closing the business.

Q4 2015 vs. Q4 2014

SLF U.S.'s reported net income was C$100 million in the fourth quarter of 2015, compared to C$168 million in the fourth quarter of 2014. Operating net income was C$163 million, compared to C$168 million in the fourth quarter of 2014. Operating net income in SLF U.S. excludes the impact of acquisition, integration and restructuring costs which included assumption changes and management actions related to the closing of our International wealth business to new sales in 2015, which are set out in the table above. Underlying net income was C$158 million, compared to C$13 million in the fourth quarter of 2014. The favourable impact of the weakening Canadian dollar relative to average exchange rates in the fourth quarter of 2014 increased operating net income by $24 million.

SLF U.S.'s reported net income was US$75 million in the fourth quarter of 2015, compared to US$146 million in the fourth quarter of 2014. Operating net income was US$121 million in the fourth quarter of 2015, compared to US$146 million in the fourth quarter of 2014. Underlying net income was US$118 million in the fourth quarter of 2015, compared to US$9 million in the fourth quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effects of market related impacts in the fourth quarter of 2015 were primarily driven by interest rate and equity market changes, compared to a favourable effect in the fourth quarter of 2014, primarily driven by the impact of credit spreads partially offset by interest rate changes.

Net income in the fourth quarter of 2015 also reflected the impact in Group Benefits related to pricing increases on new and renewing business, expense actions, and continued investment in our disability claim operations. Results also reflected the favourable impact of investing activities on insurance contract liabilities, favourable credit experience, net realized gains on the sale of available-for-sale ("AFS") assets, favourable mortality experience in International, and a change to post-retirement benefit liabilities. These items were partially offset by unfavourable group life claims experience.

Net income in the fourth quarter of 2014 also reflected unfavourable underwriting experience in Group Benefits, unfavourable mortality experience in In-force Management and International, and unfavourable expense experience.

Sales in Group Benefits in the fourth quarter of 2015 decreased 9% compared to the prior year quarter. International life sales in the fourth quarter increased $13 million compared to the fourth quarter of 2014.

2015 vs. 2014

SLF U.S.'s reported net income was C$333 million in 2015, compared to C$341 million in 2014. Operating net income was C$396 million in 2015, compared to C$341 million in 2014. Operating net income in SLF U.S. excludes the impact of acquisition, integration and restructuring costs which included assumption changes and management actions related to the closing of our International wealth business to new sales in 2015. Underlying net income was C$441 million in 2015, compared to C$266 million in 2014. The favourable impact of the weakening Canadian dollar in 2015 relative to average exchange rates in 2014 increased operating net income by $54 million.

In U.S. dollars, SLF U.S.'s reported net income was US$251 million in 2015, compared to US$305 million in 2014. Operating net income was US$297 million in 2015, compared to US$305 million in 2014. Underlying net income was US$341 million in 2015, compared to US$240 million in 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in 2015 was primarily driven by credit spreads partially offset by equity market changes, compared to an unfavourable impact in 2014 primarily driven by interest rates.

Net income in 2015 also reflected the impact in Group Benefits related to pricing increases on new and renewing business, expense actions, and continued investment in our disability claim operations. Results also reflected positive credit experience, net realized gains on the sale of AFS assets, favourable tax items related to prior years, the favourable impact of investing activities on insurance contract liabilities, favourable mortality experience in International, and a change to post-retirement benefit liabilities. These items were partially offset by unfavourable underwriting experience in Group Benefits and unfavourable mortality and policyholder behaviour experience in In-force Management.

Net income in 2014 also reflected the impact of unfavourable mortality experience in group life and In-force Management, unfavourable underwriting experience in our group disability business and unfavourable expense experience, partially offset by the impact of net realized gains on the sale of AFS assets, favourable credit experience and positive investment activity.

SLF Asset Management

SLF Asset Management is our asset management segment composed of MFS and SLIM.

MFS is a premier global asset management firm which offers a comprehensive selection of products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products and retirement strategies.

SLIM is an institutional investment management business which delivers customized fixed income solutions, including liability-driven investing and a suite of alternative, yield-oriented asset classes, including private fixed income, real estate and commercial mortgages. SLIM consists of the businesses of Bentall Kennedy, Prime Advisors, Ryan Labs and SLIM Inc. that offer a comprehensive set of capabilities to institutional investors.

SLF Asset Management (C$ millions)	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14	2015	2014
			Quarterly results			Full year	
Operating net income and underlying net income[1]	183	176	173	168	156	700	616
Fair value adjustments on MFS's share-based payment awards	(6)	28	(11)	(20)	1	(9)	(125)
Reported net income (loss)	177	204	162	148	157	691	491
Assets under management (C$ billions)[2]	629.6	593.0	558.3	559.9	500.7	629.6	500.7
Gross sales (C$ billions)[2]	24.2	22.7	25.3	28.2	23.3	100.5	91.1
Net sales (C$ billions)[2]	(5.8)	(11.2)	(1.8)	(0.2)	(2.2)	(19.0)	1.2
MFS (C$ millions)							
Operating net income (loss)[1]	174	173	173	168	156	688	616
Fair value adjustments on MFS's share-based payment awards	(6)	28	(11)	(20)	1	(9)	(125)
Reported net income (loss)	168	201	162	148	157	679	491
Assets under management (C$ billions)[2]	571.9	537.4	550.2	559.9	500.7	571.9	500.7
Gross sales (C$ billions)[2]	22.0	21.5	24.7	28.2	23.3	96.5	91.1
Net sales (C$ billions)[2]	(6.2)	(11.8)	(2.2)	(0.2)	(2.2)	(20.5)	1.2
(US$ millions)							
Operating net income (loss)[1]	131	133	141	135	137	540	557
Fair value adjustments on MFS's share-based payment awards	(5)	21	(9)	(16)	—	(9)	(114)
Reported net income (loss)	126	154	132	119	137	531	443
Pre-tax operating profit margin ratio[2]	38%	40%	40%	40%	39%	40%	41%
Average net assets (US$ billions)[2]	420.2	429.5	450.3	436.4	427.3	434.0	425.5
Assets under management (US$ billions)[2][3]	413.2	403.7	440.5	441.4	431.0	413.2	431.0
Gross sales (US$ billions)[2]	16.5	16.5	20.1	22.8	20.5	75.8	82.5
Net sales (US$ billions)[2]	(4.7)	(9.0)	(1.8)	(0.2)	(1.9)	(15.7)	1.2
Asset appreciation (depreciation) (US$ billions)	14.2	(27.8)	0.9	10.6	8.1	(2.1)	17.0
S&P 500 Index (daily average)	2,057	2,027	2,102	2,064	2,012	2,061	1,926
MSCI EAFE Index (daily average)	1,732	1,785	1,906	1,817	1,795	1,809	1,888
SLIM (C$ millions)							
Operating net income (loss)[1]	9	3				12	
Reported net income (loss)	9	3				12	
Assets under management (C$ billions)[2][4]	57.8	55.6	8.1			57.8	
Gross sales (C$ billions)[2][4]	2.2	1.2	0.6			4.0	
Net sales (C$ billions)[2][4]	0.5	0.6	0.4			1.5	

[1] Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. For SLF Asset Management, operating net income is generally expected to be equal to underlying net income. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

[2] Pre-tax operating profit margin ratio, AUM, average net assets and sales are non-IFRS financial measures. See Reconciliation of Non-IFRS Financial Measures.

[3] Monthly Information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the About MFS section of its website at www.mfs.com/CorpFact.

[4] Beginning in the third quarter of 2015, we are reporting SLIM's AUM, gross sales and net sales in the SLF Asset Management segment as described under the heading How we report our results. In the second quarter of 2015, the AUM, gross sales and net sales were previously included in the Corporate segment.

Q4 2015 vs. Q4 2014

SLF Asset Management's reported net income was C$177 million in the fourth quarter of 2015, compared to C$157 million in the fourth quarter of 2014. SLF Asset Management had operating net income and underlying net income of C$183 million in the fourth quarter of 2015, compared to C$156 million in the fourth quarter of 2014. Operating net income and underlying net income in SLF Asset Management excludes the impact of fair value adjustments on

MFS's share-based payment awards, which is set out in the table above. The favourable impact of the weakening Canadian dollar in the fourth quarter of 2015 relative to average exchange rates in the fourth quarter of 2014 increased operating net income by $27 million.

SLF Asset Management's net income increased in the fourth quarter of 2015 compared to the same period in 2014 primarily due to the favourable impact of exchange rates.

In U.S. dollars, MFS's reported net income was US$126 million in the fourth quarter of 2015, compared to US$137 million in the fourth quarter of 2014. MFS's operating net income was US$131 million in the fourth quarter of 2015, compared to US$137 million in the fourth quarter of 2014. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. MFS's operating net income in U.S. dollars decreased in the fourth quarter of 2015 compared to the same period in 2014, primarily due to lower average net assets. MFS's pre-tax operating profit margin ratio was 38% in the fourth quarter of 2015, down from 39% in the fourth quarter of 2014.

SLIM's reported net income and operating net income was C$9 million in the fourth quarter of 2015. SLIM's net income in the fourth quarter of 2015 primarily reflected the 2015 acquisitions in SLIM.

SLF Asset Management's AUM was C$629.6 billion as at December 31, 2015, compared to C$500.7 billion as at December 31, 2014. The increase in SLF Asset Management's AUM was primarily due to the acquisitions in SLIM in the third quarter of 2015. MFS's AUM was US$413.2 billion (C$571.9 billion) as at December 31, 2015, compared to US$431.0 billion (C$500.7 billion) as at December 31, 2014. The decrease of US$17.8 billion was primarily driven by gross sales of US$75.8 billion, more than offset by redemptions of US$91.5 billion and asset depreciation of US$2.1 billion. Market volatility during the second half of 2015 contributed to a decrease in gross sales across MFS's retail and institutional product lines. In addition, some large institutional clients rebalanced their investments leading to redemptions that were larger than usual. These factors were the major drivers to MFS's net outflows in the third and fourth quarters. MFS's investment performance remains strong with 75%, 87% and 97% of MFS's retail fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively at December 31, 2015. SLIM's AUM was C$57.8 billion as at December 31, 2015.

2015 vs. 2014

SLF Asset Management's reported net income was C$691 million in 2015, compared to C$491 million to 2014. SLF Asset Management had operating net income and underlying net income of C$700 million in 2015, compared to C$616 million in 2014. Operating net income and underlying net income in SLF Asset Management excludes the impact of fair value adjustments on MFS's share-based payment awards, which is set out in the table above. The favourable impact of the weakening Canadian dollar in 2015 relative to average exchange rates in 2014 increased operating net income by $95 million.

MFS's reported net income for 2015 was US$531 million, compared to US$443 million for 2014. MFS's operating net income was US$540 million in 2015, compared to US$557 million in 2014. MFS's operating net income in U.S. dollars for the year ended December 31, 2015 decreased compared to the same period in the prior year, primarily due to compensation costs and continued investment in technological infrastructure partially offset by higher average net assets.

SLIM's reported net income and operating net income for the year ended December 31, 2015 was C$12 million. SLIM's net income in 2015 primarily reflected the results of the 2015 acquisitions in SLIM.

SLF Asia

SLF Asia operates through subsidiaries in the Philippines, Hong Kong, Indonesia and Vietnam[1] as well as through joint ventures with local partners in the Philippines, Indonesia, Malaysia, China and India. We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia and Vietnam. We have also established asset management companies either directly or through joint ventures and associates in the Philippines, China and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups and affinity clients through multiple distribution channels.

_____

[1] We increased our ownership stake in PVI Sun Life in Vietnam from 49% to 75% on January 7, 2016.

($ millions)	Quarterly results					Full year	
	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14	2015	2014
Underlying net income (loss)[1]	52	67	71	62	50	252	174
Market related impacts	7	(17)	19	10	(8)	19	(12)
Assumption changes and management actions	14	27	3	(4)	20	40	20
Operating net income (loss)[1]	73	77	93	68	62	311	182
Reported net income (loss)	73	77	93	68	62	311	182
Underlying ROE (%)[1]	5.6	7.8	8.4	7.7	6.8	7.4	6.5
Operating ROE (%)[1]	8.0	9.1	11.0	8.6	8.4	9.2	6.8

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q4 2015 vs. Q4 2014

SLF Asia's reported net income and operating net income was $73 million in the fourth quarter of 2015, compared to reported net income and operating net income of $62 million in the fourth quarter of 2014. There were no operating net income adjustments in SLF Asia in 2015 or 2014. The favourable impact of the weakening Canadian dollar in the fourth quarter of 2015 relative to average exchange rates in the fourth quarter of 2014 increased operating net income by $9 million.

Underlying net income was $52 million, compared to $50 million in the fourth quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the fourth quarter of 2015 were primarily driven by interest rate and equity market changes, compared to the unfavourable effect in the fourth quarter of 2014, primarily driven by interest rate and equity market changes.

Net income in the fourth quarter of 2015 reflected business growth partially offset by lower gains from the sale of AFS assets compared to the fourth quarter of 2014.

Total individual life sales in the fourth quarter of 2015 were up 11% from the fourth quarter of 2014, or down 1% excluding currency impact. This reflects growth in Malaysia, Hong Kong, Indonesia and India, up 40%, 16%, 6% and 4%, respectively, in local currency, offset by lower sales in the Philippines, which had exceptional sales in the fourth quarter of 2014, Vietnam and China. Sales increases were driven by growth in our agency channel in Hong Kong, Indonesia and India, and in bancassurance sales in Malaysia and Indonesia. SLF Asia wealth sales were $1.7 billion, compared to $2.2 billion in the fourth quarter of 2014, driven by decreased sales in China, India and Hong Kong mainly due to market volatility.

2015 vs. 2014

Reported net income and operating net income was $311 million in 2015, compared to reported net income and operating net income of $182 million in 2014. There were no operating net income adjustments in SLF Asia in 2015 or 2014. The favourable impact of the weakening Canadian dollar in 2015 relative to average exchange rates in 2014 increased operating net income by $35 million.

Underlying net income was $252 million, compared to $174 million in 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in 2015 was primarily driven by interest rate and equity market changes, compared to an unfavourable effect in 2014 primarily driven by interest rates partially offset by equity market changes.

Net income in 2015 increased compared to 2014, primarily driven by business growth.

Individual life insurance sales in 2015 were up 16% from 2014, or increased by 4% excluding currency impact. Sales increased across the region, except in China and India, with agency sales growth in the Philippines, Indonesia and Vietnam of 16%, 23% and 85%, respectively, measured in local currency. Sales in Malaysia were up 29%, driven by growth in the bancassurance and telemarketing channels. Sales in Hong Kong were level with 2014. Wealth sales increased from 2014, driven by increases in India and China.

Corporate

Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. SLF U.K. has a run-off block of business which has been closed to new business and focuses on supporting existing customers.

($ millions)	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14	2015	2014
			Quarterly results			Full year	
Underlying net income (loss)[1]	**(16)**	14	16	4	(40)	**18**	(63)
Market related impacts	**(2)**	9	(21)	28	23	**14**	6
Assumption changes and management actions	**(3)**	1	5	8	19	**11**	41
Operating net income (loss)[1]	**(21)**	24	—	40	2	**43**	(16)
Acquisition, integration and restructuring costs[2]	**(3)**	(14)	—	—	(4)	**(17)**	(26)
Reported net income (loss)	**(24)**	10	—	40	(2)	**26**	(42)
Operating net income (loss) by business unit[1]							
SLF U.K.[1]	**22**	70	37	71	65	**200**	174
Corporate Support[1]	**(43)**	(46)	(37)	(31)	(63)	**(157)**	(190)
Total operating net income (loss)[1]	**(21)**	24	—	40	2	**43**	(16)

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[2] In 2015, Acquisition, integration and restructuring costs primarily related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs and our pending acquisition of Assurant EB. In 2014, restructuring costs consisted of transition costs related to the sale of our U.S. Annuity Business.

Q4 2015 vs. Q4 2014

Corporate had reported net loss of $24 million in the fourth quarter of 2015, compared to reported loss of $2 million in the fourth quarter of 2014. Operating net loss was $21 million in the fourth quarter of 2015, compared to an operating net income of $2 million in the same period in the prior year. Operating net income (loss) excludes acquisition, integration and restructuring costs in 2015 and 2014, which are set out in the table above. The favourable impact of the weakening Canadian dollar in the fourth quarter of 2015 relative to average exchange rates in the fourth quarter of 2014 decreased operating net loss by $3 million.

Underlying net loss was $16 million, compared to underlying net loss of $40 million in the fourth quarter of 2014. Underlying net income (loss) excludes from operating net income (loss) market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the fourth quarter of 2015 were primarily driven by equity markets partially offset by interest rates, compared to the favourable effect in the fourth quarter of 2014, primarily driven by interest rates.

SLF U.K.'s operating net income was $22 million in the fourth quarter of 2015, compared to $65 million in the fourth quarter of 2014. SLF U.K.'s net income in the fourth quarter of 2015 reflected unfavourable equity markets and the impact of a tax rate change partially offset by the impact of interest rates. Net income in the fourth quarter of 2014 reflected the favourable impact of assumption changes and management actions and market related impacts.

Corporate Support had an operating net loss of $43 million in the fourth quarter of 2015, compared to an operating net loss of $63 million in the fourth quarter of 2014. Net loss in the fourth quarter of 2015 declined relative to the same period in 2014, primarily due to lower operating expenses.

2015 vs. 2014

The reported net income was $26 million in the Corporate segment in 2015, compared to a reported net loss of $42 million in 2014. Operating net income was $43 million in 2015, compared to an operating net loss of $16 million in 2014. Operating net income (loss) excludes acquisition, integration and restructuring costs in 2015 and 2014, which are set out in the table above. The favourable impact of the weakening Canadian dollar in 2015 relative to average exchange rates in 2014 increased operating net income by $16 million.

Underlying net income was $18 million in 2015, compared to an underlying net loss of $63 million in 2014. Underlying net income (loss) excludes from operating net income (loss) market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in 2015 was primarily driven by interest rates partially offset by equity markets, compared to a favourable effect in 2014, primarily driven by interest rates and partially offset by equity markets.

SLF U.K.'s operating net income was $200 million in 2015, compared to $174 million in 2014. Net income in 2015 reflected favourable effect of interest rates, currency impacts, policyholder behaviour, mortality experience, and assumption changes and management actions, partially offset by equity markets. Net income in 2014 included favourable impact of assumption changes and management actions and non-recurring tax-related items, partially offset by other unfavourable experience items.

In Corporate Support, the operating net loss was $157 million in 2015, compared to an operating net loss of $190 million in 2014. The decrease in loss in 2015 relative to 2014 was due to lower preferred share dividends, tax benefits, and lower expenses.

Additional Financial Disclosure
Revenue

($ millions)	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14	2015	2014
			Quarterly results			Full year	
Premiums							
Gross	**5,163**	3,835	4,103	3,723	4,023	**16,824**	15,499
Ceded	**(1,612)**	(1,721)	(1,580)	(1,516)	(1,322)	**(6,429)**	(5,503)
Net premium	**3,551**	2,114	2,523	2,207	2,701	**10,395**	9,996
Net investment income							
Interest and other investment income	**1,327**	1,362	1,320	1,279	1,258	**5,288**	4,941
Fair value and foreign currency changes on assets and liabilities	**(788)**	(168)	(3,500)	2,495	2,196	**(1,961)**	6,172
Net gains (losses) on available-for-sale assets	**39**	47	46	96	49	**228**	202
Fee income	**1,438**	1,338	1,293	1,255	1,171	**5,324**	4,453
Total revenue	**5,567**	4,693	1,682	7,332	7,375	**19,274**	25,764
Adjusted revenue[(1)]	**7,030**	5,668	6,113	5,783	6,333	**24,332**	24,157

[(1)] Adjusted revenue is a non-IFRS financial measure that adjusts revenue for the impact of Constant Currency Adjustment, FV Adjustment, and Reinsurance in SLF Canada's GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Revenue was $5.6 billion in the fourth quarter of 2015, compared to $7.4 billion in the fourth quarter of 2014. The decrease was primarily driven by decreases in the fair value of fair value through profit and loss ("FVTPL") assets, partially offset by higher net premium revenue in SLF Canada and SLF Asia, favourable currency impact from the weakening Canadian dollar, and higher fee income in SLF Asset Management and SLF Canada. The currency impact from the weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2014 increased revenue by $393 million. Adjusted revenue was $7.0 billion in the fourth quarter of 2015, compared to $6.3 billion in the fourth quarter of 2014 primarily due to increased net premium revenue in SLF Canada and SLF Asia, and higher fee income in SLF Asset Management and SLF Canada.

Revenue of $19.3 billion in 2015 was down $6.5 billion from revenue of $25.8 billion in 2014. The decrease was primarily driven by decreases in the fair value of FVTPL assets and lower net premium revenue in SLF U.S., partially offset by favourable currency impact from the weakening Canadian dollar, higher net premium revenue in

SLF Canada and SLF Asia, and increased fee income in SLF Asset Management and SLF Canada. The weakening of the Canadian dollar relative to average exchange rates in 2014 increased revenue by $1.4 billion. Adjusted revenue in 2015 was $24.3 billion, an increase of $0.1 billion from 2014. The increase in adjusted revenue was primarily attributable to increased net premium revenue in SLF Canada and SLF Asia, and higher fee income in SLF Asset Management and SLF Canada, partially offset by lower net premium revenue in SLF U.S primarily due to lower International sales.

Premiums and Deposits

($ millions)	Quarterly results					Full year	
	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14	2015	2014
Net premium revenue	3,551	2,114	2,523	2,207	2,701	10,395	9,996
Segregated fund deposits	2,523	2,626	4,487	2,411	2,155	12,047	9,249
Mutual fund sales[1]	17,598	16,902	19,927	22,124	17,071	76,551	66,619
Managed fund sales[1]	8,327	7,507	7,002	8,243	7,988	31,079	29,868
ASO premium and deposit equivalents[1]	1,770	1,758	1,781	1,769	1,855	7,078	6,748
Total premiums and deposits[1]	33,769	30,907	35,720	36,754	31,770	137,150	122,480
Total adjusted premiums and deposits[1][2]	30,937	28,823	34,727	35,276	32,924	126,753	127,045

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[2] Adjusted premium and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada's GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Premiums and deposits were $33.8 billion for the quarter ended December 31, 2015, compared to $31.8 billion for the quarter ended December 31, 2014. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2014 increased total premiums and deposits by approximately $4.0 billion. Total adjusted premiums and deposits in the fourth quarter of 2015 were down $2.0 billion compared to the same period last year. The decrease was mainly due to SLF Asset Management, with lower fund sales in MFS partially offset by fund sales in SLIM including the 2015 acquisitions, and increased net premium revenue and segregated fund deposits in SLF Canada.

Premiums and deposits were $137.2 billion in 2015, compared to $122.5 billion in 2014, primarily attributable to $15.1 billion favourable currency impact from the weakening Canadian dollar. Adjusted premiums and deposits of $126.8 billion in 2015 decreased $0.2 billion compared to 2014. The decrease was largely driven by lower fund sales in MFS and decreased net premium revenue in SLF U.S., partially offset by fund sales in SLIM, increased net premium revenue and fund sales in SLF Canada and SLF Asia, and higher segregated fund deposits in GRS in SLF Canada.

Net premium revenue, which reflect gross premiums less amounts ceded to reinsurers, were $3.6 billion in the fourth quarter of 2015, compared to $2.7 billion in the fourth quarter of 2014. Net life, health and annuity premium revenues were $10.4 billion for 2015, up $0.4 billion from 2014. In both cases, the increase was primarily attributable to favourable currency impact from the weakening Canadian dollar, and increases in SLF Canada and SLF Asia, partially offset by decreases in SLF U.S.

Segregated fund deposits were $2.5 billion in the fourth quarter of 2015, compared to $2.2 billion in the fourth quarter of 2014. Segregated fund deposits were $12.0 billion in 2015, compared to $9.2 billion in 2014. In both cases, the change mainly reflected an increase in GRS in SLF Canada, and favourable currency impact from the weakening Canadian dollar, partially offset by lower deposits in SLF Asia.

Sales of mutual funds and managed funds were $25.9 billion in the fourth quarter of 2015, an increase of $0.8 billion over the fourth quarter of 2014, reflecting favourable currency impact from the weakening Canadian dollar, fund sales in SLIM and SLF Canada, partially offset by lower fund sales in MFS and SLF Asia. Mutual and managed fund sales were $107.6 billion in 2015, compared to $96.5 billion in 2014, primarily driven by favourable currency impact from the weakening Canadian dollar and fund sales in SLIM, SLF Canada and SLF Asia, partially offset by lower fund sales in MFS.

ASO premium and deposit equivalents of $1.8 billion in the fourth quarter of 2015 were down $0.1 billion from the fourth quarter of 2014, mainly reflecting decreases from GRS in SLF Canada, partially offset by increases in GB in

SLF Canada, Hong Kong in SLF Asia and the favourable currency impact from the weakening Canadian dollar. ASO premium and deposit equivalents for 2015 increased $0.4 billion from 2014, primarily attributable to increases from GB in SLF Canada, Hong Kong in SLF Asia and the favourable currency impact from the weakening Canadian dollar, partially offset by decreases from GRS in SLF Canada.

Sales

In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International; wealth sales consist of investment product sales in International[1]. In SLF Asia, life and health sales consist of the individual and group life and health sales from subsidiaries, joint ventures and associates based on our proportionate equity interest in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam[2]; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies, and Birla Sun Life Asset Management Company's equity and fixed income mutual fund sales based on our proportionate equity interest. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional clients.

---

[1] The International wealth business was closed to new sales in December 2015.
[2] We increased our ownership stake in PVI Sun Life in Vietnam from 49% to 75% on January 7, 2016.

($ millions)	Q4'15	Q4'14
Life and health sales[1]		
SLF Canada	178	297
SLF U.S.	427	381
SLF Asia	162	138
Total life and health sales	767	816
Wealth sales[1]		
SLF Canada	3,585	4,213
SLF U.S.	96	161
SLF Asia	1,706	2,222
Total wealth sales excluding SLF Asset Management	5,387	6,596
SLF Asset Management sales[1]	24,247	23,294
Total wealth sales	29,634	29,890

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Total Company life and health sales were $767 million in the fourth quarter of 2015, compared to $816 million in the same period last year.

- SLF Canada life and health sales were $178 million in the fourth quarter of 2015, compared to $297 million in the fourth quarter of 2014, primarily reflecting lower sales in GB, partially offset by higher sales in the Individual insurance business
- SLF U.S. life and health sales were $427 million in the fourth quarter of 2015, compared to $381 million in the fourth quarter of 2014, largely due to favourable currency impact of $63 million from the weakening Canadian dollar and higher sales in individual insurance in International, partially offset by lower sales in Group Benefits
- SLF Asia life and health sales were $162 million in the fourth quarter of 2015, compared to $138 million in the fourth quarter of 2014, mainly attributable to favourable currency impact of $18 million from the weakening Canadian dollar and sales growth in Hong Kong, Indonesia, China and Malaysia

Total Company wealth sales were $29.6 billion in the fourth quarter of 2015, compared to $29.9 billion in the fourth quarter of 2014.

- SLF Canada wealth sales were $3.6 billion in the fourth quarter of 2015, compared to $4.2 billion in the fourth quarter of 2014, mainly reflecting lower retained sales in GRS, partially offset by higher sales in the Individual wealth business

- SLF U.S. wealth sales were $96 million in the fourth quarter of 2015, compared to $161 million in the fourth quarter of 2014, due to lower wealth product sales in International, partially offset by favourable currency impact of $14 million from the weakening Canadian dollar
- SLF Asia wealth sales were $1.7 billion in the fourth quarter of 2015, compared to $2.2 billion in the fourth quarter of 2014, driven by decreased fund sales in China, India and Hong Kong, partially offset by the favourable currency impact of $0.2 billion from the weakening Canadian dollar
- SLF Asset Management gross sales were $24.2 billion in the fourth quarter of 2015, compared to $23.3 billion in the fourth quarter of 2014, largely reflecting favourable currency impact and the addition of Ryan Labs, Prime Advisors and Bentall Kennedy, partially offset by lower fund sales from MFS

Assets Under Management

AUM consist of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $891.3 billion as at December 31, 2015, compared to AUM of $734.4 billion as at December 31, 2014. The increase in AUM of $156.9 billion between December 31, 2015 and December 31, 2014 resulted primarily from:

(i)   an increase of $111.3 billion from the favourable currency impact of the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;

(ii) $52.3 billion increase from the acquisition of Ryan Labs, Prime Advisors and Bentall Kennedy; and

(iii)   business growth and other of $8.4 billion; partially offset by

(iv)   net outflows of mutual, managed and segregated funds of $12.2 billion;

(v)   a decrease of $2.0 billion from the change in value of FVTPL assets and liabilities; and

(vi)   unfavourable market movements on the value of mutual funds, managed funds and segregated funds of $0.9 billion.

Changes in the Statements of Financial Position and in Shareholders' Equity

Total general fund assets were $155.4 billion as at December 31, 2015, compared to $139.4 billion as at December 31, 2014. The increase in general fund assets from December 31, 2014 was primarily a result of currency impact of the weakening Canadian dollar of $10.8 billion and business growth of $7.2 billion, partially offset by a $2.0 billion decrease from the change in value of FVTPL assets and liabilities.

Insurance contract liabilities (excluding other policy liabilities and assets) of $103.7 billion as at December 31, 2015 increased by $8.5 billion compared to December 31, 2014, mainly due to currency impact from the weakening Canadian dollar and balances arising from new policies, partially offset by changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders' equity, including preferred share capital, was $21.3 billion as at December 31, 2015, compared to $18.7 billion as at December 31, 2014. The $2.6 billion increase in shareholders' equity was primarily due to:

(i)   shareholders' net income of $2,285 million in 2015, before preferred share dividends of $100 million;

(ii)   an increase of $1,645 million from the weakening of the Canadian dollar relative to foreign currencies; and

(iii)   proceeds of $88 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, $34 million issued as consideration for business acquisition, $44 million from stock options exercised and $3 million from stock-based compensation; partially offset by

(iv)   common share dividend payments of $918 million;

(v)   common share repurchases of $212 million;

(vi)   net change in AFS assets in other comprehensive income ("OCI") of $298 million; and

(vii)   changes in liabilities for defined benefit plans in OCI of $49 million.

Income Taxes

In the fourth quarter of 2015, on a reported basis we had an Income tax expense of $180 million on Income before taxes of $741 million, which resulted in an effective income tax rate of 24.3%. This compares to an Income tax expense of $124 million on Income before taxes of $658 million and an effective income tax rate of 18.8% in the fourth quarter of 2014.

On an operating basis[1], in the fourth quarter of 2015, we had an income tax expense of $190 million on our operating income of $826 million, representing an effective income tax rate of 23.0%. This compares to an income tax expense of $113 million on operating income before taxes of $665 million and an effective income tax rate of 17.0% in the fourth quarter of 2014. The effective tax rate calculated on an operating basis excludes amounts attributable to participating policyholders and non-operating items.

The provincial corporate tax rate increased in Alberta, Canada effective the second quarter of 2015, and as a result, our statutory tax rate increased from 26.5% to 26.75% for 2015 and future years. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%.

Our effective tax rate in the fourth quarter of 2015 was above the expected range mainly due to the impact of a tax rate change in the U.K., partially offset by adjustments with respect to prior years and resolution of tax audits.

Our effective tax rate in the fourth quarter of 2014 was further reduced due to favourable adjustments to taxes of prior years, which were offset by an accrual of interest expense related to taxes recorded in pre-tax income.

_____

[1] Our effective income tax rate on an operating net income basis is calculated using operating net income and income tax expense associated with operating net income.

Investments

We had total general fund invested assets of $138.0 billion as at December 31, 2015, compared to $125.2 billion as at December 31, 2014. The increase in general fund invested assets of $12.8 billion was primarily due to the currency impact of the weakening Canadian dollar and operating activity partially offset by a decrease from changes in fair value. Our general fund is primarily invested in fixed income instruments, including debt securities and mortgages and loans, with 85.5% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 3.8% and 4.7% of the portfolio, respectively and the remaining 6.0% of the portfolio consisted of policy loans, derivative assets and other invested assets. Our general fund invested assets are well diversified across investment types, geographies and sectors.

The following table sets out the composition of our general fund invested assets[1].

($ millions)	December 31, 2015		December 31, 2014	
	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	8,983	6.5%	6,818	5.4%
Debt securities – FVTPL	56,785	41.2%	53,127	42.4%
Debt securities – AFS	13,111	9.5%	13,087	10.5%
Equity securities – FVTPL	4,426	3.2%	4,357	3.5%
Equity securities – AFS	887	0.6%	866	0.7%
Mortgages and loans	39,103	28.3%	33,679	26.9%
Derivative assets	1,866	1.4%	1,839	1.5%
Other invested assets	3,111	2.3%	2,375	1.9%
Policy loans	3,151	2.3%	2,895	2.3%
Investment properties	6,540	4.7%	6,108	4.9%
Total invested assets	137,963	100%	125,151	100%

[1] The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

Sector Exposure

Our general fund invested assets are well diversified across investment types, geographies and sectors.

As at December 31, 2015, our exposure to the energy sector for debt securities and corporate loans was $5.6 billion, of which 93% was rated investment grade ($5.5 billion, of which 98% was rated investment grade as at December 31, 2014). Approximately 45% of our energy sector exposure was invested in pipeline, storage and transportation entities, approximately 15% was invested in integrated oil and gas entities, and the remaining exposure was invested in companies involved in exploration and production, refining and drilling and servicing, which included approximately 7% in drilling and oil field services.

Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. Our most significant property exposure to the oil and gas sector was located in Alberta, which represented approximately 8% of our mortgage portfolio and approximately 21% of our real estate portfolio. Within our Alberta portfolio, there has been no significant change in exposure to energy sector tenants and there have been no material indications of stress such as arrears, mortgage defaults and tenant insolvencies. However, as the period of weak energy prices continues, market fundamentals within the province are deteriorating, resulting in rising vacancy levels and lower rental rates, which should they continue, may lead to further reductions in valuations particularly in the office sector. We continue to closely monitor the impact of these market changes in the energy sector on the real estate and mortgage portfolios.

As at December 31, 2015, our exposure to the metals and mining sub-sector consists of debt securities and was $0.8 billion, of which 97% is investment grade and is diversified by several different commodity types. The metals and mining sub-sector is included in the Materials line of the Debt Securities by Issuer and Industry Sector table included in the Debt Securities section of our 2015 annual MD&A.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. As at December 31, 2015, we held $69.9 billion of debt securities, representing 50.7% of our total invested assets, compared to $66.2 billion representing 52.9% as at December 31, 2014. Debt securities with a credit rating of "A" or higher represented 67.9% of the total debt securities as at December 31, 2015, consistent with December 31, 2014. Debt securities with a credit rating of "BBB" or higher represented 96.9% of total debt securities as at December 31, 2015, compared to 97.3% as at December 31, 2014.

Corporate debt securities not issued or guaranteed by sovereign, regional and municipal governments represented 66.0% of our total debt securities as at December 31, 2015, compared to 66.7% as at December 31, 2014. Total government issued or guaranteed debt securities as at December 31, 2015 were $23.8 billion, compared to $22.1 billion as at December 31, 2014. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at December 31, 2015.

The carrying value of debt securities of governments and financial institutions by geographic location is presented in the following table.

Debt Securities of Governments and Financial Institutions by Geography

($ millions)	December 31, 2015		December 31, 2014	
	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	15,411	1,826	14,650	2,391
United States	1,702	6,046	1,590	5,992
United Kingdom	2,561	1,937	2,484	1,992
Philippines	2,745	42	2,575	17
Eurozone[1]	237	828	171	762
Other	1,111	1,577	611	1,390
Total	23,767	12,256	22,081	12,544

[1] Our investments in Eurozone countries primarily included the Netherlands, Spain, Germany and France. We did not have any direct exposure to Greece. Of our exposure to Eurozone countries, 99.1% was rated investment grade and 77.4% had a credit rating of "A" or higher.

Our gross unrealized losses as at December 31, 2015 for FVTPL and AFS debt securities were $1.1 billion and $0.22 billion, respectively, compared with $0.22 billion and $0.04 billion, respectively, as at December 31, 2014. The increase in gross unrealized losses was largely due to the impact of rising interest rates, including credit spreads, primarily in the U.S.

Our debt securities as at December 31, 2015 included $12.3 billion invested in the financial sector, representing approximately 17.5% of our total debt securities, or 8.9% of our total invested assets. This compares to $12.5 billion, or 18.9% of the total debt security portfolio, or 10.0% of our total invested assets as at December 31, 2014.

Our debt securities as at December 31, 2015 included $4.9 billion of asset-backed securities reported at fair value, representing 7.1% of our total debt securities, or 3.6% of our total invested assets. This compares to $4.4 billion representing 6.7% of total debt securities or 3.6% of our total invested assets as at December 31, 2014.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at December 31, 2015, we had a total of $39.1 billion in mortgages and loans, representing 28.3% of our total invested assets, compared to $33.7 billion representing 26.9% as at December 31, 2014. Our mortgage portfolio consisted almost entirely of first mortgages, and our corporate loan portfolio consisted of private placement assets.

The carrying value of mortgages and loans by geographic location is presented in the following table.[1]

Mortgages and Loans by Geography

	December 31, 2015			December 31, 2014		
($ millions)	**Mortgages**	**Loans**	**Total**	Mortgages	Loans	Total
Canada	**8,067**	**13,271**	**21,338**	7,847	12,308	20,155
United States	**6,725**	**7,442**	**14,167**	5,563	5,196	10,759
United Kingdom	**—**	**886**	**886**	1	776	777
Other	**—**	**2,712**	**2,712**	—	1,988	1,988
Total	**14,792**	**24,311**	**39,103**	13,411	20,268	33,679

[1] The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.

As at December 31, 2015, we held $14.8 billion of mortgages, compared to $13.4 billion as at December 31, 2014. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at December 31, 2015, 24.8% of our commercial mortgage portfolio consisted of multi-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at December 31, 2015, compared to approximately 54% as at December 31, 2014. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.73 times. Of the loans in the Canadian commercial mortgage portfolio, 31.0% were insured by the Canada Mortgage and Housing Corporation.

As at December 31, 2015, we held $24.3 billion of corporate loans, compared to $20.3 billion as at December 31, 2014. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

The carrying value and allowance for mortgages and loans past due or impaired is presented in the following table.

Mortgages and Loans Past Due or Impaired

| ($ millions) | December 31, 2015 | | | | | |
| | Gross carrying value | | | Allowance for losses | | |
	Mortgages	**Loans**	**Total**	**Mortgages**	**Loans**	**Total**
Not past due	**14,690**	**24,279**	**38,969**	**—**	**—**	**—**
Past due:						
Past due less than 90 days	**7**	**32**	**39**	**—**	**—**	**—**
Past due 90 days or more	**—**	**—**	**—**	**—**	**—**	**—**
Impaired	**137**	**7**	**144**	**42** [1]	**7**	**49**
Total[1]	**14,834**	**24,318**	**39,152**	**42**	**7**	**49**

| ($ millions) | December 31, 2014 | | | | | |
| | Gross carrying value | | | Allowance for losses | | |
	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	13,316	20,248	33,564	—	—	—
Past due:						
Past due less than 90 days	14	—	14	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	118	36	154	37 [1]	16	53
Total[1]	13,448	20,284	33,732	37	16	53

[1] Includes $21 million of sectoral provisions as at December 31, 2015 and $18 million of sectoral provisions as at December 31, 2014.

Our impaired mortgages and loans, net of allowance for losses, were $95 million as at December 31, 2015, compared to $101 million as at December 31, 2014. The majority of impaired mortgages are in the United States.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at December 31, 2015 was $2,077 million compared to $1,916 million as at December 31, 2014. The increase of $161 million was primarily due to the weakening of the Canadian dollar and increases in the provision for assets purchased net of dispositions, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

Derivative Instruments

($ millions)	December 31, 2015	December 31, 2014
Net fair value	**(1,512)**	236
Total notional amount	**57,845**	48,211
Credit equivalent amount	**607**	738
Risk-weighted credit equivalent amount	**7**	7

The total notional amount of our derivatives increased to $57.8 billion as at December 31, 2015 from $48.2 billion as at December 31, 2014. The increase in the total notional amount was primarily due to an increase of $5.9 billion in interest rate contracts for duration matching activities and an increase of $0.9 billion in currency contracts hedging foreign currency assets. The notional amount of derivatives increased a further $2.0 billion due to the conversion of foreign currency notional balances into Canadian dollars.

The net fair value of derivatives was a net liability of $1,512 million as at December 31, 2015 compared to a net asset of $236 million as at December 31, 2014. The decrease in net fair value was due primarily to the impact of the weakening of the Canadian dollar against the U.S. dollar on foreign exchange contracts.

Capital Management

Our total capital consists of subordinated debt and other capital, participating policyholders' equity and total shareholders' equity which includes common shareholders' equity and preferred shareholders' equity. As at December 31, 2015, our total capital was $24.6 billion, up from $21.7 billion as at December 31, 2014. The increase in total capital was primarily the result of common shareholders' net income of $2,185 million, other comprehensive income of $1,295 million, and the issuance of $500 million of subordinated debentures, partially offset by the $830 million of dividends on common shares (net of the Canadian dividend reinvestment and share purchase plan), $212 million of common share purchases under our normal course issuer bid, and redemption of US$150 million of subordinated debentures.

The legal entity, SLF Inc. (the ultimate parent company), and its wholly owned holding companies had $990 million in cash and other liquid assets as at December 31, 2015 ($1,827 million as at December 31, 2014). The decrease in cash and liquid assets in 2015 was primarily attributable to the acquisitions during 2015, including the purchase of $1,250 million of Sun Life Assurance preferred shares in connection with the funding of the pending acquisition of Assurant EB, as well as other operating and financing activities. Liquid assets as noted above, include cash and cash equivalents, short-term investments, and publicly traded securities.

On June 30, 2015, 6.0 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 8R of SLF Inc. ("Series 8R Shares") were converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR of SLF Inc. ("Series 9QR Shares") through a shareholder option, on a one-for-one basis. After the conversion, 5.2 million Series 8R Shares and 6.0 million Series 9QR Shares were outstanding. For additional information, refer to Note 16 in our Annual Consolidated Financial Statements.

On September 25, 2015, SLF Inc. issued $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025. The net proceeds will be used to partially fund the acquisition of Assurant EB and may also be used for general corporate purposes.

On November 23, 2015, SLF Inc. redeemed all of the outstanding $600 million principal amount of Series A Senior Unsecured 4.80% Fixed/Floating Debentures ("the Series A Senior Debentures") due 2035 in accordance with the terms of the Series A Senior Debentures.

On December 15, 2015, the US$150 million principal amount of Subordinated Unsecured 7.25% Debentures due 2015 issued by Sun Canada Financial Company matured and was repaid.

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it was authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015, and subsequently the normal course issuer bid was not renewed. During 2015, SLF Inc. purchased and cancelled 5.3 million common shares at a total cost of $212 million. During the fourth quarter of 2014, SLF Inc. repurchased and cancelled approximately 1 million common shares at a total cost of $39 million under this share repurchase program.

Dividends payable to participants in the Canadian Dividend Reinvestment and Share Purchase Plan are used to purchase common shares either from treasury or in the open market, at our discretion. Commencing with the dividends payable on March 31, 2016 and until further notice, common shares purchased under the Plan will be purchased on the open market.

Sun Life Assurance's MCCSR ratio was 240% as at December 31, 2015, which includes the issuance of $1,250 million of preferred shares by Sun Life Assurance to SLF Inc. in connection with the funding of the pending acquisition of Assurant EB, compared to 217% as at December 31, 2014. Excluding this impact, the increase in the

MCCSR ratio over the period primarily results from earnings net of dividends to SLF Inc., partially offset by capital used to support new business and the impact of a partial recapture of a reinsurance arrangement.

Risk Management

We have established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting of risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $39 million (pre-tax) in net gains on the sale of AFS assets during the fourth quarter of 2015 and $228 million (pre-tax) in 2015 ($49 million pre-tax in the fourth quarter of 2014 and $202 million pre-tax in 2014). The net unrealized gains or OCI position on AFS fixed income and equity assets were $53 million and $197 million, respectively, after-tax as at December 31, 2015 ($340 million and $208 million, respectively, after-tax as at December 31, 2014).

The following table sets out the estimated immediate impact on, or sensitivity of our net income, our OCI, and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2015 and December 31, 2014.

Interest Rate and Equity Market Sensitivities

As at December 31, 2015[1]
($ millions, unless otherwise noted)

Interest rate sensitivity[2][6]	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income[3][6]	$ (300)	$ (100)	$ 50	$ 50
Potential impact on OCI	$ 500	$ 250	$ (250)	$ (500)
Potential impact on MCCSR[4]	10% points decrease	4% points decrease	4% points increase	7% points increase
Equity markets sensitivity[5]	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income[3]	$ (350)	$ (100)	$ 100	$ 300
Potential impact on OCI	$ (150)	$ (50)	$ 50	$ 150
Potential impact on MCCSR[4]	4% points decrease	1% points decrease	2% points increase	4% points increase

As at December 31, 2014[1]
($ millions, unless otherwise noted)

Interest rate sensitivity[2][6]	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income[3][6]	$ (400)	$ (100)	$ 50	$ 100
Potential impact on OCI	$ 500	$ 250	$ (250)	$ (500)
Potential impact on MCCSR[4]	12% points decrease	5% points decrease	4% points increase	8% points increase
Equity markets sensitivity[5]	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income[3]	$ (250)	$ (50)	$ 50	$ 150
Potential impact on OCI	$ (150)	$ (50)	$ 50	$ 150
Potential impact on MCCSR[4]	5% points decrease	1% points decrease	1% points increase	1% points increase

[1] Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

[2] Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

[3] The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2015 and December 31, 2014, and include new business added and product changes implemented prior to such dates.

[4] The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2015 and December 31, 2014. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance. MCCSR sensitivities as at December 31, 2014 reflect the impact of IAS 19 *Employee Benefits* and its phase-in impact on available capital.

[5] Represents the respective change across all equity markets as at December 31, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

[6] The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivities to interest rates and equity markets have changed since December 31, 2014. This is primarily as a result of changes in measurement of sensitivities related to assumption changes and management actions.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity[1][2]	50 basis point decrease	50 basis point increase
December 31, 2015	$ (100)	$ 75
December 31, 2014	$ (100)	$ 125

[1] Sensitivities have been rounded to the nearest $25 million.
[2] In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity[1]	20 basis point decrease	20 basis point increase
December 31, 2015	$ 50	$ (50)
December 31, 2014	$ 75	$ (75)

[1] Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps and swaptions.

Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at December 31, 2015 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

December 31, 2015

($ millions)	Fund value	Amount at Risk[1]	Value of guarantees[2]	Insurance contract liabilities[3]
SLF Canada	12,304	424	11,109	575
SLF U.S.	5,400	509	5,789	275
Run-off reinsurance[4]	2,950	569	2,129	570
Total	20,654	1,502	19,027	1,420

December 31, 2014

($ millions)	Fund value	Amount at Risk[1]	Value of guarantees[2]	Insurance contract liabilities[3]
SLF Canada	13,039	217	11,202	273
SLF U.S.	5,194	259	5,236	96
Run-off reinsurance[4]	2,800	501	1,999	526
Total	21,033	977	18,437	895

[1] The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

[2] For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

[3] The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

[4] The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2014 to December 31, 2015 was primarily as a result of the following factors:

(i)   the total fund values decreased due to the natural run-off of the block net of new sales and unfavourable equity market movements, partially offset by the weakening of the Canadian dollar against the U.S. dollar;

(ii)   the amount at risk increased primarily due to unfavourable equity market movements and the weakening of the Canadian dollar;

(iii)   the total value of guarantees increased due to the weakening of the Canadian dollar, partially offset by the natural run-off of the block net of new sales; and

(iv)   the total insurance contract liabilities increased due to lower interest rates, unfavourable equity movements and the weakening of the Canadian dollar.

Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at December 31, 2015, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2015 and December 31, 2014.

Impact of Segregated Fund Hedging

December 31, 2015

($ millions)	Changes in interest rates[3]		Changes in equity markets[4]	
Net income sensitivity[1][2]	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	**(200)**	**(450)**	**(200)**	**(600)**
Hedging impact	**200**	**500**	**150**	**500**
Net of hedging	**—**	**50**	**(50)**	**(100)**

December 31, 2014

($ millions)	Changes in interest rates[3]		Changes in equity markets[4]	
Net income sensitivity[1][2]	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(150)	(500)
Hedging impact	200	400	150	400
Net of hedging	—	—	—	(100)

[1] Net income sensitivities have been rounded to the nearest $50 million.

[2] Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

[3] Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

[4] Represents the change across all equity markets as at December 31, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice, equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in North American real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2015 would decrease net income by approximately $175 million ($150 million decrease as at December 31, 2014). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2015 would increase net income by approximately $175 million ($150 million increase as at December 31, 2014).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2014 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance's MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2015 and December 31, 2014, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2015 and December 31, 2014, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in the annual MD&A under the headings Outlook and Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2015 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

Reconciliation of Non-IFRS Financial Measures

Additional information on the use of non-IFRS measures, including the definition of operating net income (loss) and underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following table sets out the amounts that were excluded from our operating net income (loss), underlying net income (loss), operating EPS and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

($ millions, unless otherwise noted)	Q4'15	Q3'15	Q2'15	Q1'15	Q4'14
			Quarterly results		
Reported net income	536	482	726	441	502
Certain hedges in SLF Canada that do not qualify for hedge accounting	10	(10)	6	15	(6)
Fair value adjustments on MFS's share-based payment awards	(6)	28	(11)	(20)	1
Acquisition, integration and restructuring costs[1]	(66)	(14)	—	—	(4)
Operating net income (loss)	598	478	731	446	511
Market related impacts	(36)	(82)	97	(22)	(21)
Assumption changes and management actions	(12)	32	19	(48)	172
Underlying net income (loss)	646	528	615	516	360
Reported EPS (diluted) ($)	0.87	0.79	1.18	0.72	0.81
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.02	(0.02)	0.01	0.02	(0.01)
Fair value adjustments on MFS's share-based payment awards ($)	(0.01)	0.05	(0.02)	(0.03)	—
Acquisition, integration and restructuring costs ($)	(0.11)	(0.02)	—	—	(0.01)
Impact of convertible securities on diluted EPS ($)	(0.01)	—	—	—	—
Operating EPS (diluted) ($)	0.98	0.78	1.19	0.73	0.83
Market related impacts ($)	(0.05)	(0.13)	0.16	(0.03)	(0.04)
Assumption changes and management actions ($)	(0.02)	0.05	0.03	(0.08)	0.28
Underlying EPS (diluted) ($)	1.05	0.86	1.00	0.84	0.59

[1] Beginning in the third quarter of 2015, we renamed the operating adjustment Acquisition, integration and restructuring costs from Restructuring and other related costs to accommodate acquisition and integration adjustments arising from our 2015 activities.

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders' equity for the period, respectively.

Adjusted revenue. This measure excludes from revenue the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons ("Constant Currency Adjustment"); (ii) Fair value and foreign currency changes on assets and liabilities ("FV Adjustment"); and (iii) reinsurance for the insured business in SLF Canada's GB operations ("Reinsurance in SLF Canada's GB Operations Adjustment"). Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods.

	Quarterly results				
($ millions)	**Q4'15**	Q3'15	Q2'15	Q1'15	Q4'14
Revenues	**5,567**	4,693	1,682	7,332	7,375
Constant Currency Adjustment	**496**	372	218	239	—
FV Adjustment	**(788)**	(168)	(3,500)	2,495	2,196
Reinsurance in SLF Canada's GB Operations Adjustment	**(1,171)**	(1,179)	(1,149)	(1,185)	(1,154)
Adjusted revenue	**7,030**	5,668	6,113	5,783	6,333

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada's GB Operations Adjustment. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

	Quarterly results				
($ millions)	**Q4'15**	Q3'15	Q2'15	Q1'15	Q4'14
Premiums and deposits	**33,769**	30,907	35,720	36,754	31,770
Constant Currency Adjustment	**4,003**	3,263	2,142	2,663	—
Reinsurance in SLF Canada's GB Operations Adjustment	**(1,171)**	(1,179)	(1,149)	(1,185)	(1,154)
Adjusted premiums and deposits	**30,937**	28,823	34,727	35,276	32,924

MFS pre-tax operating profit margin ratio. This ratio is a measure of the underlying profitability of MFS, which excludes the impact of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements relating to the anticipated source of funding for the acquisition of Assurant EB and the timing of receipt of regulatory approvals and closing for that transaction, (ii) statements relating to our growth strategies, (iii) statements relating to productivity and expense initiatives, growth initiatives and other business objectives, (iv) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (v) statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will" and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Capital Management and Risk Management, and in SLF Inc.'s most recent AIF under the heading Risk Factors, and the factors detailed in SLF Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: **credit risks -** related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; **market risks -** related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; **insurance risks -** related to mortality, morbidity, longevity and policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; **business and strategic risks -** related to global economic and political conditions; changes in distribution channels or customer behaviour including risks relating to market conduct by intermediaries and agents; changes in the competitive, legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; the design and implementation of business strategies; the performance of our investments and investment portfolios managed for clients such as segregated and mutual funds; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; **operational risks -** related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; the execution and integration of mergers, acquisitions and divestitures; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and **liquidity risks -** the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The following risk factors are related to our pending acquisition of Assurant EB and could have a material adverse effect on our financial results: (i) ability to complete the transaction as planned, including the separation and integration of the transferred business; (ii) failure of the parties to obtain necessary consents and approvals required under the definitive agreement or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (iii) our ability to realize the financial and strategic benefits of the transaction; (iv) failure to effectively or efficiently restructure and reorganize our U.S. employee benefits business after the transaction has closed; and (v) the impact of the dedication of our resources to the completion of the transaction and integration of the business and the effect the transaction may have on our continuing operations in the U.S. These risks all could have an impact on our business relationships (including with future and prospective employees, customers, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call

The Company's fourth quarter 2015 financial results will be reviewed at a conference call on Thursday, February 11, 2016, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q4 results from the "Investors" section on the home page 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q4 2016 period end. The conference call can also be accessed by phone by dialing 647-788-4901 (International) or 1-877-201-0168 (Toll-free North America).

Consolidated Statements of Operations

(in millions of Canadian dollars except for per share amounts)	For the three months ended [1] **December 31, 2015**	December 31, 2014	For the twelve months ended[2] **December 31, 2015**	December 31, 2014
Revenue				
Premiums				
Gross	**$ 5,163**	$ 4,023	**$ 16,824**	$ 15,499
Less: Ceded	**1,612**	1,322	**6,429**	5,503
Net premiums	**3,551**	2,701	**10,395**	9,996
Net investment income (loss):				
Interest and other investment income	**1,327**	1,258	**5,288**	4,941
Fair value and foreign currency changes on assets and liabilities	**(788)**	2,196	**(1,961)**	6,172
Net gains (losses) on available-for-sale assets	**39**	49	**228**	202
Net investment income (loss)	**578**	3,503	**3,555**	11,315
Fee income	**1,438**	1,171	**5,324**	4,453
Total revenue	**5,567**	7,375	**19,274**	25,764
Benefits and expenses				
Gross claims and benefits paid	**3,679**	3,397	**14,086**	12,816
Increase (decrease) in insurance contract liabilities	**669**	2,660	**1,261**	8,920
Decrease (increase) in reinsurance assets	**(125)**	193	**(505)**	13
Increase (decrease) in investment contract liabilities	**10**	11	**(29)**	70
Reinsurance expenses (recoveries)	**(1,508)**	(1,378)	**(6,146)**	(5,411)
Commissions	**566**	500	**2,100**	1,889
Net transfer to (from) segregated funds	**(3)**	(19)	**(43)**	(30)
Operating expenses	**1,383**	1,191	**5,037**	4,537
Premium taxes	**75**	68	**292**	251
Interest expense	**80**	94	**322**	336
Total benefits and expenses	**4,826**	6,717	**16,375**	23,391
Income (loss) before income taxes	**741**	658	**2,899**	2,373
Less: Income tax expense (benefit)	**180**	124	**599**	491
Total net income (loss)	**561**	534	**2,300**	1,882
Less: Net income (loss) attributable to participating policyholders	**1**	6	**15**	9
Shareholders' net income (loss)	**560**	528	**2,285**	1,873
Less: Preferred shareholders' dividends	**24**	26	**100**	111
Common shareholders' net income (loss)	**536**	502	**2,185**	1,762
Earnings (loss) per share				
Basic	**$ 0.88**	$ 0.82	**$ 3.57**	$ 2.88
Diluted	**$ 0.87**	$ 0.81	**$ 3.55**	$ 2.86

[1] Quarterly numbers are unaudited.

[2] Derived from the audited Annual Consolidated Financial Statements.

Consolidated Statements of Financial Position

(in millions of Canadian dollars)[1]	As at December 31, 2015		As at December 31, 2014	
Assets				
Cash, cash equivalents and short-term securities	$	8,983	$	6,818
Debt securities		69,896		66,214
Equity securities		5,313		5,223
Mortgages and loans		39,103		33,679
Derivative assets		1,866		1,839
Other invested assets		3,111		2,375
Policy loans		3,151		2,895
Investment properties		6,540		6,108
Invested assets		137,963		125,151
Other assets		3,931		3,429
Reinsurance assets		5,386		4,042
Deferred tax assets		1,372		1,230
Property and equipment		636		555
Intangible assets		1,479		895
Goodwill		4,646		4,117
Total general fund assets		155,413		139,419
Investments for account of segregated fund holders		91,440		83,938
Total assets	$	246,853	$	223,357
Liabilities and equity				
Liabilities				
Insurance contract liabilities	$	110,227	$	101,228
Investment contract liabilities		2,913		2,819
Derivative liabilities		3,378		1,603
Deferred tax liabilities		405		155
Other liabilities		12,332		9,725
Senior debentures		2,248		2,849
Subordinated debt		2,492		2,168
Total general fund liabilities		133,995		120,547
Insurance contracts for account of segregated fund holders		83,670		76,736
Investment contracts for account of segregated fund holders		7,770		7,202
Total liabilities	$	225,435	$	204,485
Equity				
Issued share capital and contributed surplus	$	10,900	$	10,805
Retained earnings and accumulated other comprehensive income		10,518		8,067
Total equity	$	21,418	$	18,872
Total liabilities and equity	$	246,853	$	223,357

[1] Derived from the audited Annual Consolidated Financial Statements.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2015, the Sun Life Financial group of companies had total assets under management of $891 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:

Gannon Loftus

Manager, Media & PR, Corporate Communications

Tel: 416-979-6345

gannon.loftus@sunlife.com

Investor Relations Contact:

Gregory Dilworth

Vice-President, Investor Relations

Tel: 416-979-4198

investor.relations@sunlife.com